Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

May 24, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK PLC (the “Company”)

Registration Statement on Form F-4 (the “Registration Statement”)

File No. 333-260992

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 4 P.M. Eastern Standard Time on Wednesday, May 25, 2022, or as soon thereafter as practicable.

Please contact Timothy Cruickshank of Kirkland & Ellis LLP at (212) 446-4794 or by email at tim.cruickshank@kirkland.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

VIA E-MAIL

cc:	Christian O. Nagler

Timothy Cruickshank

Alex Lloyd

Kirkland & Ellis LLP

cc:	James R. Griffin

Kyle C. Krpata

Weil, Gotshal & Manges LLP

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